UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

EDENOR INCREASES ELECTRICITY INVESTMENT LEVEL BY

45% in real terms

REPORTS POSITIVE EBITDA OF ARS 207,252 MILLION IN 2024

MAIN FINANCIAL INDICATORS

*The prior-fiscal year’s figures have been restated to reflect the changes in the purchasing power of the Argentine peso, in accordance with International Accounting Standard No. 29 and the provisions of General Resolution No. 777/2018 of the National Securities Commission.

Buenos Aires, March 7, 2025, The Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor” or the “Company”) approved today its financial statements for the year ended December 31, 2024, which show a profit of ARS 272,128 million.

Taking into consideration the impact of the provisional electricity rate adjustments that have been implemented, the results of operations for fiscal year 2024 reflect an operating and financial improvement, which allowed the Company to continue making the investments necessary for maintaining and improving the quality of the service it provides, with technology and innovations, promoting a responsible and efficient use of energy. This is reflected in the levels reached by our SAIDI and SAIFI indicators, as well as in the satisfaction level of our customers.

Furthermore, the Company continues to make progress with the 2025-2029 Electricity Rate Review process in accordance with the schedule set by the ENRE, with the relevant Public Hearing having been held on February 27, 2025.

Consequently, in fiscal year 2024, as compared to the previous year, there was a partial recovery of revenue and the distribution margin that was reflected in increases of 34% and 66%, respectively. The new electricity rate schedules came into effect in February 2024 with monthly adjustments from August 2024. Those increases were affected by a slight decrease in demand, compared to 2023, and greater energy costs due to the reduction in subsidies to users.

The EBITDA resulted in a profit of ARS 207,252 million, which allows the Company to meet its main operating expenses, as compared to the ARS 356,105 million in 2023 when the effect of the payment plans implemented by CAMMESA for energy purchases had been recorded.

The profit for the year ended December 31, 2024 amounted to a profit of ARS 272,128 million, also reflecting an optimization of operating costs.

As for Investments, in 2024, they amounted to ARS 389,215 million, which in constant values are 45% higher than the investments recorded in 2023. This demonstrates Edenor’s commitment to improving the quality of and expanding the service.

OPERATING INDICATORS

Electricity sales in 2024 decreased by 3% to 22,726 GWh, as compared to the 23,542 GWh sold in the previous year, whereas the number of customers increased by 1%.

Energy losses decreased by 1% in 2024, as compared to the previous year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 10, 2025